UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sprouts Farmers Market, Inc.

File No. 001-36029 -CF#33809

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Sprouts Farmers Market, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 10.2 to Form 10-Q filed on May 5, 2016, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to Form 10-Q filed on August 4, 2016.

Based on representations by Sprouts Farmers Market, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through February 12, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary